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                              February 14, 2024

       Pamela D. Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, Illinois 60601

                                                        Re: OppFi Inc.
                                                            Post-Effective
Amendment No. 4 to Registration Statement on Form S-3
                                                            Correspondence
filed February 2, 2024
                                                            File No. 333-258698

       Dear Pamela D. Johnson:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Correspondence filed February 2, 2024

       Risk Factors
       Sales of a substantial number of our securities, page 7

   1. This risk factor discusses two distinct risks. The first is the general risk to shareholders that a substantial
number of shares may be sold into the market, including shares that were acquired for amounts
substantially below the cost to unaffiliated shareholders who may have held shares of
OppFi or its predecessor at the time of the initial IPO or the business combination. The second
is the risk that Mr. Todd Schwartz and Theodore Schwartz, who are your CEO and a
member of the board, may sell up to a controlling interest. Revise your disclosure to
separately discuss the risks to shareholders from the potential sale of your insiders shares,
from the risks associated with the offer and sale of the other securities registered
in this registration statement.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Pamela D. Johnson
OppFi Inc.
February 14, 2024
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.



FirstName LastNamePamela D. Johnson                       Sincerely,
Comapany NameOppFi Inc.
                                                          Division of
Corporation Finance
February 14, 2024 Page 2                                  Office of Finance
FirstName LastName